UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER CUSIP NUMBER

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

For Period Ended: Fiscal Year Ended December 31, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
All items in Form 10-K
PART I — REGISTRANT INFORMATION
UnitedGlobalCom, Inc. Full Name of Registrant
N/A Former Name if Applicable
4643 S. Ulster Street, Suite 1300 Address of Principal Executive Office (Street and Number)
Denver, CO 80237 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐ (c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company owns, through intermediate subsidiaries, approximately 53.1% of United-Pan Europe Communications N.V. ("UPC"). UPC is the primary operating subsidiary of the Company and its financial results are consolidated with those of the Company. UPC filed a petition for relief under Chapter 11 of the United States Bankruptcy Code with the U.S. Bankruptcy Court for the Southern District of New York on December 3, 2002. Concurrent with the U.S. bankruptcy filing, UPC commenced a moratorium of payments in The Netherlands under Dutch bankruptcy law and filed a proposed plan of compulsory composition, or an Akkoord, with the Amsterdam Court under the Dutch Bankruptcy code. During this bankruptcy period, UPC has experienced a significant amount of incremental accounting and financial reporting, which has strained its resources. As a result, the Company has not been able to complete the assimilation of UPC's information into its consolidated financial statements by the prescribed due date without unreasonable effort and expense. The Company expects to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2002 within the period specified in Rule 12b-25(b)(2)(ii)—April 15, 2003.

(ATTACH EXTRA SHEETS IF NEEDED)
SEC 1344 (2/11/2002)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Frederick G. Westerman III	(303)	220-6647
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting a net loss for the year ended December 31, 2002 that is substantially lower than the corresponding period in the prior year, due primarily to extraordinary gains from the early extinguishment of debt in fiscal year 2002 totaling $2.1 billion, foreign currency exchange gains that are $0.9 billion higher in fiscal year 2002 compared to fiscal year 2001, as well as impairment and restructuring charges that are $1.0 billion lower in fiscal year 2002 compared to fiscal year 2001.

UnitedGlobalCom, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2003	By	/s/ Frederick G. Westerman III

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
(SEE 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.
This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.
A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.
Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).